Filed Pursuant to Rule 433

Registration No. 333-263304

Dated: July 17, 2023

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of JPMorgan Chase & Co.’s Fixed-to-Floating Rate Notes due 2034 described under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 17, 2023, to the Prospectus dated April 11, 2022 (the “Preliminary Prospectus Supplement”).

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2034

Currency:	USD

Reopening Size:	$2,000,000,000

Total Amount Outstanding Following Reopening:	$4,500,000,000

Maturity:	June 1, 2034

Fixed Rate Period:	From and including June 1, 2023 to, but excluding, June 1, 2033

Floating Rate Period:	From and including June 1, 2033 to, but excluding, Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	3.375% due May 15, 2033

Benchmark Treasury Yield:	3.807%

Spread to Benchmark Treasury:	+150 basis points

Reoffer Yield:	5.307%

Fixed Rate Coupon:	5.350%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a spread of 1.845% per annum, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Compounded SOFR as described under “Description of the Notes—Interest on the notes” in the Preliminary Prospectus Supplement).

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100.319% of face amount plus accrued and unpaid interest of $15,752,777.78 from, and including, June 1, 2023 to, but excluding, July 24, 2023.

Proceeds (Before Expenses) to Issuer:	$1,997,380,000.00 (99.869%) plus accrued and unpaid interest of $15,752,777.78 from, and including, June 1, 2023 to, but excluding, July 24, 2023.

Interest Payment Dates:	During the Fixed Rate Period, each June 1 and December 1, beginning December 1, 2023 and including June 1, 2033, and during the Floating Rate Period, each of September 1, 2033, December 1, 2033, March 1, 2034 and June 1, 2034.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after December 1, 2023 and prior to June 1, 2033 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on June 1, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “Treasury Rate” plus 25 basis points less (b) interest accrued on those notes to the date of redemption; and (ii) 100% of the principal amount of the notes being redeemed; plus, in either case, accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

In addition, we may redeem the notes, at our option, in whole, but not in part, on June 1, 2033 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 1, 2034 upon at least 5 days’ but no more than 60 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Preliminary Prospectus Supplement.

CUSIP/ISIN:	46647PDR4 / US46647PDR47

Trade Date:	July 17, 2023

Settlement Date:	July 24, 2023 (T+5)

Denominations:	$2,000 x $1,000

Concurrent Issuance:	In addition to the notes described in this term sheet, JPMorgan Chase & Co. is concurrently offering $2,500,000,000 of fixed-to-floating rate notes due 2029. The consummation of each of these offerings is not contingent on any other offering.

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ANZ Securities, Inc.

BMO Capital Markets Corp.

Capital One Securities, Inc.

CIBC World Markets Corp.

DZ Financial Markets LLC

Fifth Third Securities, Inc.

Huntington Securities, Inc.

ING Financial Markets LLC

Intesa Sanpaolo S.p.A.

KeyBanc Capital Markets Inc.

M&T Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Natixis Securities Americas LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

RB International Markets (USA) LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

Truist Securities, Inc.

Westpac Capital Markets LLC

Apto Partners, LLC

Bancroft Capital, LLC

Blaylock Van, LLC

C.L. King & Associates, Inc.

Cabrera Capital Markets LLC

Falcon Square Capital LLC

Great Pacific Securities

Independence Point Securities LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Multi-Bank Securities, Inc.

Penserra Securities LLC

R. Seelaus & Co., LLC

Roberts & Ryan Investments, Inc.

Siebert Williams Shank & Co., LLC

Stern Brothers & Co.

The notes are being offered as part of a reopening of a series of previously issued notes, as described in the prospectus supplement, subject to completion, relating to this offering. The notes offered hereby will have the same terms (except as to issue date and issue price) as, and will be fungible with, the notes previously issued.

Certain of the underwriters are not U.S. registered broker-dealers, and will not affect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on July 24, 2023 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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